Infinera Corporation

6373 San Ignacio Avenue

San Jose, California 95119

May 17, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Infinera Corporation

Application for Withdrawal of Registration Statement on Form S-3

(File No. 333-273852)

Ladies and Gentlemen:

On August 9, 2023, Infinera Corporation, a Delaware corporation (the “Company”), initially filed Registration Statement No. 333-273852 on Form S-3ASR (together with all exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto.

The Company is seeking withdrawal of the Registration Statement because the Company understands that the Company does not meet the eligibility requirements for the use of Form S-3 at this time. No securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company may choose to file a Form S-3 in the future if it is eligible to do so.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. Please provide a copy of the order granting withdrawal of the Registration Statement to David Teichmann, Chief Legal Officer, Infinera Corporation, at the address first mentioned above, with a copy to Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, CA 94304, attention: Amanda Urquiza, email: aurquiza@wsgr.com.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please contact Amanda Urquiza at (650) 849-3032.

Sincerely,

/s/ David L. Teichmann
Name: David L. Teichmann
Title: Chief Legal Officer